October 3, 2024

James P. Helt
Chief Executive Officer
ACNB Corporation
16 Lincoln Square
Gettysburg, PA 17325

       Re: ACNB Corporation
           Registration Statement on Form S-4
           Filed September 30, 2024
           File No. 333-282412
Dear James P. Helt:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Erik Gerhard